Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of our common stock, par value $0.01 per share, which is our only security registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and our Amended and Restated By-laws (“By-laws”), each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and the applicable provisions of Delaware law for additional information.

Authorized Capital Stock

Our Certificate of Incorporation provides that we may issue up to 6,600,000,000 shares, consisting of 6,000,000,000 shares of common stock, par value $0.01 per share (“common stock”), and 600,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”). The 6,600,000,000 aggregate number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of our company entitled to vote thereon. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Under Delaware law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Description of Common Stock

General

Subject to the provisions in our Certificate of Incorporation regarding the restrictions on ownership and transfer of our stock discussed below under the caption “— Certain Provisions of Delaware Law and Our Certificate of Incorporation and By-laws — Restrictions on Ownership and Transfer,” holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of our preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. The common stock is not subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There is no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock are be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend is subject to the discretion of our board of directors.

Certain Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

Restrictions on Ownership and Transfer

Our Certificate of Incorporation includes a common stock ownership limit and a preferred stock ownership limit, which, subject to certain exceptions, restricts any person from acquiring more than 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock without the approval of our board of directors. These provisions may delay, defer or prevent a change in control of us.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super-majority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any class or series of preferred stock designated in connection with such a plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our By-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information specified by our By-laws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the material interest of the stockholder, its affiliates and any proposed nominee in us. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

By-law Amendments

Our Certificate of Incorporation provides that the board of directors is expressly authorized to make, alter or repeal our By-laws and that our stockholders may only amend our By-laws with the approval of a majority of all of the outstanding shares of our capital stock entitled to vote.

Proxy Access Nominations

In addition, our bylaws permit an eligible stockholder or group of up to 20 stockholders who have owned 3% or more of our common stock for at least three years to nominate and include in our proxy statement director candidates to occupy up to the greater of two directors or 20% of the Board, provided that the stockholder has satisfied the notice and other requirements specified in our By-laws.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office.

Power to Call Special Stockholder Meeting

Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in the company’s certificate of incorporation or bylaws. Pursuant to our Certificate of Incorporation, special meetings of the stockholders may be called, for any purpose or purposes, by the chairman of the board of directors or the chief executive officer or the board of directors at any time. In addition, a special meeting of the stockholders shall be called by the board of directors upon written request to our company secretary of one or more stockholders owning in the aggregate not less than twenty five percent (25%) of the total voting power of all the then outstanding shares of stock of our company entitled to vote generally in the election of directors.

Exclusive Forum

Our Certificate of Incorporation provides that unless we consent to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or (iv) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation. This exclusive forum provision applies to claims arising under Delaware state law and would not apply to claims brought pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exchange Listing

Our common stock is listed on the NYSE under the symbol “PK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.